FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities and Exchange Act of 1934

For the date of November 25, 2003

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 12.00 Noon (GMT)	25 November 2003

FURTHER ADVANCE IN SIGNET’S THIRD QUARTER RESULTS

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, today announced results for both the 13 weeks and the 39 weeks to 1 November 2003.

Group

In the 13 weeks to 1 November 2003, Group profit before tax rose to £5.1 million (2002/03: £3.6 million restated for FRS 17 – “Retirement Benefits”), with like for like sales up by 4.7%. Total sales were £289.4 million (2002/03: £278.9 million), an increase of 7.1% at constant exchange rates (see Note 10); at actual exchange rates there was an increase of 3.8%. Operating profit was £8.3 million (2002/03: £6.7 million restated). Net interest payable for the 13 weeks was £3.2 million (2002/03: £3.1 million restated).

In the 39 week period, Group profit before tax at £52.9 million (2002/03: £51.2 million restated) advanced by 10.9% at constant exchange rates (see Note 10) and by 3.3% on a reported basis. Like for like sales increased by 3.3%. Total sales at £956.8 million (2002/03: £961.7 million) reflected an increase of 5.5% at constant exchange rates; at actual exchange rates there was a small decrease of 0.5%. Operating profit rose by 8.2% at constant exchange rates, but was similar to last year at £62.2 million (2002/03: £62.0 million restated) on a reported basis. Net interest payable was £9.3 million (2002/03: £10.8 million restated). Earnings per share were 2.0p (2002/03: 1.9p restated).

United States (circa 71% of Group annual sales)

In the 13 weeks to 1 November 2003, US operating profit increased to £5.7 million (2002/03: £4.5 million), the operating margin being 3.0% (2002/03: 2.4%). Like for like sales were up by 4.5%. Total sales increased by 7.7% at constant exchange rates and were up by 2.8% on a reported basis at £192.9 million (2002/03: £187.7 million). The gross margin was broadly similar to that of last year; a range of management initiatives continuing to offset gold price increases and the effect of some planned changes in product mix. The gold price increase is expected to have a slightly greater impact in the fourth quarter. The level of bad debt charges continued below last year’s level.

In the 39 weeks, US operating profit was up by 5.4% on a constant exchange rate basis but on a reported basis declined to £54.6 million (2002/03: £56.3 million). The operating margin was unchanged at 8.2%. Like for like sales were up by 2.8%. Total sales advanced by 5.7% at constant exchange rates but decreased by 2.8% on a reported basis to £667.8 million (2002/03: £686.8 million). The bad debt charge was 3.0% (2002/03: 3.2%).

Space growth this year is expected to be about 7%. The expansion of the Leo Diamond range continues and other branded merchandising programmes are being developed. Staff training is at a record level. Kay’s television advertising for this Christmas will increase and in the case of Jared it will more than double. Overall spending on marketing as a proportion of sales will be slightly higher than last year.

United Kingdom (circa 29% of Group annual sales)

In the 13 weeks to 1 November 2003, UK operating profit rose to £4.1 million (2002/03: £3.5 million restated) and operating margin advanced to 4.2% (2002/03: 3.8%). Like for like sales increased 5.0%, with total sales up by 5.8% to £96.5 million (2002/03: £91.2 million). Gross margin continued to be above last year’s level.

In the 39 weeks to 1 November 2003, UK operating profit increased by 22.7% to £11.9 million (2002/03: £9.7 million restated), the operating margin being 4.1% (2002/03: 3.5% restated). Like for like sales advanced by 4.7% and total sales rose by 5.1% to £289.0 million (2002/03: £274.9 million). The gross margin was ahead of last year.

By Christmas, 52 stores are expected to be trading using the new, more open store format which is designed to allow greater interaction with the customer. The new format, greater focus on staff training and enhanced merchandising are all elements of the drive to increase diamond participation and improve store productivity. Television advertising for both H.Samuel and Ernest Jones is being tested in certain regions this Christmas.

Group Central Costs, Taxation and Net Debt

In the 13 week period, Group central costs were £1.5 million (2002/03: £1.3 million). In the 39 weeks Group central costs were £4.3 million (2002/03: £4.0 million). The tax rate was similar at 35.5%. Net debt at 1 November 2003 was £187.6 million (2 November 2002: £254.6 million; £233.6 million at constant exchange rates, see Note 10).

Prior Year Adjustment

The Group has adopted FRS 17 – “Retirement Benefits”. The overall effect has been a net charge of £0.5 million to profit before tax in the third quarter against the restated comparable period impact of £nil million. For the 39 weeks to 1 November 2003 the effect was a net charge of £1.4 million against the restated comparable period net credit of £0.1 million. Under the market-based approach of FRS 17 there was a £6.7 million pension fund deficit at 1 February 2003 in comparison to a balance sheet asset of £19.1 million under SSAP 24. Consequently a non-cash charge of £18.1 million, net of deferred tax, has been accounted for by way of a prior year adjustment charged directly to reserves to reflect this change, representing 2.7% of shareholders’ funds at 1 February 2003. Details of the impact of adopting FRS 17 are shown in Note 9 of the third quarter 2003/04 results.

COMMENT

Terry Burman, Group Chief Executive, commented: “The results in the first nine months have been encouraging given the 9% weakening of the US dollar against sterling. The US business again outperformed its main competition and gained market share in a mixed economic environment. The UK like for like sales growth of 4.7% was ahead of the general retail sector and further improved its operating margin.

Supported by a number of new and continuing initiatives both businesses are well positioned to compete during the important fourth quarter.”

Signet operated 1,694 speciality retail jewellery stores at 1 November 2003; these included 1,092 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

Mike Smith, Brunswick	+44 (0) 20 7404 5959
Tim Grey, Brunswick	+44 (0) 20 7404 5959

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2002/03 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2003 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

UK dial-in:	+44 (0) 20 7019 9504	Pass code:	688890
US dial-in:	+1 718 354 1152	Pass code:	688890

UK 48 hr replay:	+44 (0) 20 7784 1024	Pass code:	688890#
US 48 hr replay:	+1 718 354 1112	Pass code:	688890#

The Christmas Trading Statement is expected to be released at 12:30 p.m. GMT on Thursday 8 January 2004.

Unaudited interim consolidated profit and loss account

for the periods ended 1 November 2003

	Notes	13 weeks ended 1 November 2003	13 weeks ended 2 November 2002 as restated(1)	39 weeks ended 1 November 2003	39 weeks ended 2 November 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
		£m	£m	£m	£m	£m
Sales	2	289.4	278.9	956.8	961.7	1,608.0

Operating profit	2,9	8.3	6.7	62.2	62.0	213.9
Net interest payable and similar charges	3,9	(3.2)	(3.1)	(9.3)	(10.8)	(14.0)

Profit on ordinary activities before taxation	9	5.1	3.6	52.9	51.2	199.9
Tax on profit on ordinary activities	4	(1.8)	(1.3)	(18.8)	(18.2)	(70.8)

Profit for the financial period		3.3	2.3	34.1	33.0	129.1
Dividends	6	—	—	(5.8)	(5.3)	(36.1)
Retained profit attributable to shareholders		3.3	2.3	28.3	27.7	93.0
Earnings per share—basic —diluted	7	0.2p 0.2p	0.1p 0.1p	2.0p 2.0p	1.9p 1.9p	7.5p 7.5p

All of the above relates to continuing activities.

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Unaudited consolidated balance sheet

at 1 November 2003

	Notes	1 November 2003	2 November 2002 as restated(1)	1 February 2003 as restated(1)
		£m	£m	£m
Fixed assets
Intangible assets		18.3	21.1	19.8
Tangible assets		215.2	213.9	205.5

		233.5	235.0	225.3

Current assets
Stocks		643.0	644.0	539.5
Debtors (2)		291.1	302.4	345.9
Cash at bank and in hand		27.6	23.7	89.2

		961.7	970.1	974.6
Creditors: amounts falling due within one year		(319.4)	(338.7)	(324.9)

Bank loans and overdrafts		(55.3)	(91.1)	(52.0)
Other		(264.1)	(247.6)	(272.9)

Net current assets (2)		642.3	631.4	649.7

Total assets less current liabilities		875.8	866.4	875.0
Creditors: amounts falling due after more than one year		(173.4)	(194.0)	(189.1)
Bank loans		(156.5)	(180.1)	(171.4)
Other		(16.9)	(13.9)	(17.7)

Deferred tax		—	(3.2)	—
Provisions for liabilities and charges		(7.1)	(6.3)	(7.5)

Total net assets		695.3	662.9	678.4

Capital and reserves – equity
Called up share capital		8.6	8.6	8.6
Reserves		686.7	654.3	669.8

Shareholders’ funds	8	695.3	662.9	678.4

Unaudited consolidated statement of total recognised gains and losses for the periods ended 1 November 2003

	13 weeks ended 1 November 2003	13 weeks ended 2 November 2002 as restated(1)	39 weeks ended 1 November 2003	39 weeks ended 2 November 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m	£m	£m
Profit for the financial period	3.3	2.3	34.1	33.0	129.1
Translation differences (1 February 2003: net of £0.7m tax credit)	(35.0)	4.5	(16.2)	(51.2)	(143.2)
Actuarial loss arising on pension asset (note 9)	—	—	—	—	(22.3)

Total recognised gains and losses relating to the period	(31.7)	6.8	17.9	(18.2)	(36.4)
Prior year adjustment (note 9)	—	—	(18.1)	—	—

Total recognised gains and losses	(31.7)	6.8	(0.2)	(18.2)	(36.4)

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).
(2)	Debtors and net current assets include amounts recoverable after more than one year of £5.4m (2 November 2002: £nil, 1 February 2003: £5.3m).

Unaudited consolidated cash flow statement

for the periods ended 1 November 2003

	13 weeks ended 1 November 2003	13 weeks ended 2 November 2002 as restated(1)	39 weeks ended 1 November 2003	39 weeks ended 2 November 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(2.1)	(28.5)	70.3	50.6	182.2
Net cash outflow from returns on investments and servicing of finance	(3.4)	(3.6)	(9.9)	(12.6)	(16.5)
Taxation paid	(12.3)	(15.5)	(51.1)	(49.0)	(57.3)
Net cash outflow for capital expenditure and financial investment	(18.1)	(15.1)	(42.0)	(39.4)	(48.2)
Dividends paid	—	—	(30.8)	(25.6)	(30.8)

Cash (outflow)/inflow before use of liquid resources and financing	(35.9)	(62.7)	(63.5)	(76.0)	29.4
Management of liquid resources– decrease/(increase) in bank deposits	2.2	(5.0)	61.3	42.0	(29.9)
Financing – proceeds from issue of shares	2.2	0.1	4.8	2.8	4.3
– increase in/(repayment of) bank loans	11.1	40.1	0.7	29.0	(12.1)

Increase/(decrease) in cash in the period	(20.4)	(27.5)	3.3	(2.2)	(8.3)

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	(20.4)	(27.5)	3.3	(2.2)	(8.3)
Cash (inflow)/outflow from (increase)/decrease in debt	(11.1)	(40.1)	(0.7)	(29.0)	12.1
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(2.2)	5.0	(61.3)	(42.0)	29.9

Change in net debt resulting from cash flows	(33.7)	(62.6)	(58.7)	(73.2)	33.7
Translation difference	10.8	1.7	11.2	20.3	27.9

Movement in net debt in the period	(22.9)	(60.9)	(47.5)	(52.9)	61.6
Opening net debt	(164.7)	(193.7)	(140.1)	(201.7)	(201.7)

Closing net debt	(187.6)	(254.6)	(187.6)	(254.6)	(140.1)

Reconciliation of operating profit to operating cash flow

Operating profit	8.3	6.7	62.2	62.0	213.9
Depreciation and amortisation charges	9.1	8.9	27.8	26.9	37.8
Increase in stocks	(109.6)	(125.8)	(122.2)	(131.7)	(44.9)
Decrease/(increase) in debtors	7.9	8.0	45.7	48.0	(26.5)
Increase in creditors	82.3	73.8	57.2	46.1	1.4
(Decrease)/increase in other provisions	(0.1)	(0.1)	(0.4)	(0.7)	0.5

Net cash (outflow)/inflow from operating activities	(2.1)	(28.5)	70.3	50.6	182.2

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 1 November 2003

1.    Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 52 weeks ended 1 February 2003 except where restatements arise from the implementation of FRS 17 – ‘Retirement Benefits’. The comparative figures for the 52 weeks ended 1 February 2003 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.    Segment information

	13 weeks ended 1 November 2003	13 weeks ended 2 November 2002 as restated(1)	39 weeks ended 1 November 2003	39 weeks ended 2 November 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	96.5	91.2	289.0	274.9	473.6
US	192.9	187.7	667.8	686.8	1,134.4

	289.4	278.9	956.8	961.7	1,608.0

Operating profit
UK, Channel Islands & Republic of Ireland
— Trading (a)	4.1	3.5	11.9	9.7	64.7
— Group central costs (b)	(1.5)	(1.3)	(4.3)	(4.0)	(6.0)

	2.6	2.2	7.6	5.7	58.7
US	5.7	4.5	54.6	56.3	155.2

	8.3	6.7	62.2	62.0	213.9

The	Group’s results derive from one business segment—the retailing of jewellery, watches and gifts.

(a) UK trading profit for the 39 weeks ended 1 November 2003 includes a charge of £2.0m relating to a pension net service cost arising from the adoption in 2003/04 of FRS 17 – ‘Retirement Benefits’ (39 weeks ended 2 November 2002: £1.7m, 52 weeks ended 1 February 2003: £2.3m).

(b) Group central costs for the 52 weeks ended 1 February 2003 include a charge of £0.5m relating to an increase in the provision against an onerous lease of a dormant Group property (39 weeks ended 1 November 2003: £nil, 39 weeks ended 2 November 2002: £nil).

3.    Net interest payable and similar charges

	13 weeks ended 1 November 2003	13 weeks ended 2 November 2002 as restated(1)	39 weeks ended 1 November 2003	39 weeks ended 2 November 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m	£m	£m
Net interest payable	(3.4)	(3.6)	(9.9)	(12.6)	(16.5)
FRS 17—net interest credit	0.2	0.5	0.6	1.8	2.5

	(3.2)	(3.1)	(9.3)	(10.8)	(14.0)

4.    Taxation

The net taxation charges in the profit and loss account for the 13 weeks and 39 weeks ended 1 November 2003 have been based on the anticipated effective taxation rate for the 52 weeks ending 31 January 2004.

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 1 November 2003

5.    Foreign currency translation

The exchange rates used for the translation of US dollar transactions and balances in these interim results are as follows:

	1 November 2003	2 November 2002	1 February 2003
Profit and loss account (average rate)	1.62	1.49	1.53
Balance sheet (closing rate)	1.70	1.56	1.64

The effect of restating prior period figures at constant exchange rates is given in note 10.

6.    Dividend

The dividend of 0.341p per share was paid on 7 November 2003 to shareholders on the register of members at close of business on 10 October 2003.

7.    Earnings per share

	13 weeks ended 1 November 2003	13 weeks ended 2 November 2002 as restated(1)	39 weeks ended 1 November 2003	39 weeks ended 2 November 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m	£m	£m
Profit attributable to shareholders	3.3	2.3	34.1	33.0	129.1

Weighted average number of shares in issue (million)	1,720.7	1,711.4	1,716.9	1,710.2	1,710.7
Dilutive effect of share options (million)	18.0	14.4	13.2	17.9	16.4

Diluted weighted average number of shares (million)	1,738.7	1,725.8	1,730.1	1,728.1	1,727.1

Earnings per share—basic — diluted	0.2p 0.2p	0.1p 0.1p	2.0p 2.0p	1.9p 1.9p	7.5p 7.5p

The number of shares in issue at 1 November 2003 was 1,722,717,774 (2 November 2002: 1,711,462,774 shares; 1 February 2003: 1,713,768,396 shares).

8.    Consolidated shareholders’ funds

	Share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 February 2003	8.6	53.9	3.1	101.7	529.2	696.5
Prior year adjustment (note 9)	—	—	—	—	(18.1)	(18.1)

As restated	8.6	53.9	3.1	101.7	511.1	678.4
Retained profit	—	—	—	—	28.3	28.3
Share options exercised	—	4.8	—	—	—	4.8
Translation differences	—	—	—	14.4	(30.6)	(16.2)
Balance at 1 November 2003	8.6	58.7	3.1	116.1	508.8	695.3

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 1 November 2003

9.    Prior year adjustment

It was previously the Company’s policy, in compliance with SSAP 24, to spread the pension valuation surplus arising under its UK defined benefit pension scheme (‘the Scheme’) over the average service life of the employees. In compliance with this standard, a pension scheme prepayment of £19.1m was included in the balance sheet at 1 February 2003 within debtors falling due after more than one year. An associated deferred tax liability of £5.7m was also carried on the balance sheet at 1 February 2003.

The adoption of FRS 17 – ‘Retirement Benefits’ has led to the write off of the £19.1m pension asset previously recognised under SSAP 24 together with provision for the net deficit of £6.7m in the Scheme as at 1 February 2003. This £6.7m net deficit has been classified as a creditor falling due after more than one year. The £5.7m deferred tax liability associated with the SSAP 24 pension asset has been written back and a £2.0m deferred tax asset has been recognised in respect of the net deficit provided for under FRS 17. The total net deficit of £18.1m arising from the adoption of FRS 17 has been accounted for as a prior year adjustment charged directly to shareholders’ funds.

The consolidated statement of total recognised gains and losses for the 52 weeks ended 1 February 2003 has been restated to include the actuarial loss on pension assets arising during that period net of deferred tax, calculated in accordance with FRS 17. This amounted to £22.3m.

The profit and loss accounts for the 13 weeks and for the 39 weeks ended 2 November 2002 and for the 52 weeks ended 1 February 2003 have been restated to include the following items, reflecting the requirements of FRS 17.

	13 weeks ended 2 November 2002	39 weeks ended 2 November 2002	52 weeks ended 1 February 2003
	£m	£m	£m
Operating profit
As originally reported	7.2	63.7	216.2
— Net service cost	(0.5)	(1.7)	(2.3)

As restated	6.7	62.0	213.9

Net interest payable and similar charges
As originally reported	(3.6)	(12.6)	(16.5)
— Expected return on Scheme assets — Interest on Scheme liabilities	1.7 (1.2)	5.3 (3.5)	7.1 (4.6)

As restated	(3.1)	(10.8)	(14.0)

Profit on ordinary activities before taxation
As originally reported	3.6	51.1	199.7
— Net impact of FRS 17 adjustments	—	0.1	0.2

As restated	3.6	51.2	199.9

Notes to the unaudited interim financial results

for the periods ended 1 November 2003

10.	Impact of constant exchange rates

The Company has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Company considers this a useful measure for analysing and explaining changes and trends in the Company’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

39 weeks ended 1 November 2003	39 weeks ended 1 November 2003 as reported	39 weeks ended 2 November 2002 as reported(1)	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates(1) (non- GAAP)	Growth at constant exchange rates (non- GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	289.0	274.9	5.1	—	274.9	5.1
US	667.8	686.8	-2.8	(55.1)	631.7	5.7
	956.8	961.7	-0.5	(55.1)	906.6	5.5

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
— Trading	11.9	9.7	22.7	—	9.7	22.7
— Group central costs	(4.3)	(4.0)	n/a	—	(4.0)	n/a
	7.6	5.7	n/a	—	5.7	n/a
US	54.6	56.3	-3.0	(4.5)	51.8	5.4
	62.2	62.0	0.3	(4.5)	57.5	8.2

Profit before tax	52.9	51.2	3.3	(3.5)	47.7	10.9

13 weeks ended 1 November 2003	39 weeks ended 1 November 2003 as reported	39 weeks ended 2 November 2002 as reported(1)	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates(1) (non- GAAP)	Growth at constant exchange rates (non- GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	96.5	91.2	5.8	—	91.2	5.8
US	192.9	187.7	2.8	(8.6)	179.1	7.7
	289.4	278.9	3.8	(8.6)	270.3	7.1

At 1 November 2003			1 November 2003 as reported	2 November 2002 as reported(1)	Impact of exchange rate movement	At constant exchange rates (non- GAAP)
			£m	£m	£m	£m
Net debt			(187.6)	(254.6)	21.0	(233.6)

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Unaudited reconciliation of UK GAAP to US GAAP

for the periods ended 1 November 2003

Estimated effect on profit for the financial periods of differences between UK GAAP and US GAAP

	13 weeks ended 1 November 200	13 weeks ended 2 November 2002 as restated(1)	39 weeks ended 1 November 2003	39 weeks ended 2 November 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m	£m	£m
Profit for the financial period in accordance with UK GAAP	3.3	2.3	34.1	33.0	129.1
US GAAP adjustments:
Goodwill amortisation	0.3	0.3	0.9	0.9	1.2
Sale and leaseback transactions	0.2	0.2	0.5	0.6	0.8
Extended service plan revenues	(1.9)	(1.7)	(2.4)	(2.7)	(3.5)
Pensions	(0.6)	—	(1.6)	(0.3)	(0.5)
Depreciation of properties	—	—	—	—	0.2
Stock compensation	0.6	(0.8)	(0.8)	0.4	1.3
US GAAP adjustments before taxation	(1.4)	(2.0)	(3.4)	(1.1)	(0.5)
Taxation	0.5	0.5	1.4	0.3	(0.3)
US GAAP adjustments after taxation	(0.9)	(1.5)	(2.0)	(0.8)	(0.8)
Net income attributable to shareholders in accordance with US GAAP	2.4	0.8	32.1	32.2	128.3

Income per ADS in accordance with US GAAP: — basic	4.2p	1.4p	56.1p	56.5p	225.0p
— diluted	4.1p	1.4p	55.7p	55.9p	222.9p
Weighted average number of ADS outstanding (million): — basic	57.4	57.0	57.2	57.0	57.0
— diluted	58.0	57.5	57.7	57.5	57.6

Estimated effect on shareholders’ funds of differences between UK GAAP and US GAAP
			1 November 2003	2 November 2002 as restated(1)	1 February 2003 as restated(1)
			£m	£m	£m
Shareholders’ funds in accordance with UK GAAP			695.3	662.9	678.4
US GAAP adjustments:
Goodwill in respect of acquisitions			516.7	552.2	531.2
Adjustment to goodwill			(62.2)	(67.8)	(64.5)
Accumulated goodwill amortisation			(157.5)	(168.8)	(162.6)
Sale and leaseback transactions			(9.2)	(9.9)	(9.7)
Extended service plan revenues			(18.4)	(16.6)	(16.6)
Pensions			10.3	3.1	12.0
Depreciation of properties			(2.5)	(2.7)	(2.5)
Revaluation of properties			(3.1)	(3.0)	(3.1)
Dividends			5.8	5.3	30.8

US GAAP adjustments before taxation			279.9	291.8	315.0
Taxation			2.8	7.6	1.9

US GAAP adjustments after taxation			282.7	299.4	316.9

Shareholders’ funds in accordance with US GAAP			978.0	962.3	995.3

(1)	Restated under UK GAAP for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd

Title: Group Finance Director

Date:  November 25, 2003